Exhibit (h)(147)
[Janus Letterhead]
March 10, 2010
Mr. Gregory A. Frost
Janus Services LLC
151 Detroit Street
Denver, Colorado 80206
Dear Mr. Frost:
Attached is revised Appendix B to the Amended and Restated Transfer Agency Agreement dated June 18, 2002, as may be further amended from time to time (the “Agreement”), between Janus Investment Fund (the “Trust”) and Janus Services LLC (“Janus Services”). The purpose of the revision is to reflect the use of transfer agency fees paid by Class T Shares to compensate intermediaries for networking and omnibus expenses. Pursuant to Section 9 of the Agreement, the Trust hereby requests that Janus Services acknowledge its acceptance of the terms contained in the revised Appendix.
Please indicate your acceptance of the foregoing by executing two copies of this letter, returning one copy to the Trust and retaining one copy for your records.
JANUS INVESTMENT FUND

By:	/s/ Stephanie Grauerholz-Lofton
Stephanie Grauerholz-Lofton
Vice President, Chief Legal Counsel and Secretary
JANUS SERVICES LLC

By:	/s/ Gregory A. Frost
Gregory A. Frost
Executive Vice President and
Chief Financial Officer

Revised effective as of March 10, 2010
APPENDIX B
I. NON-MONEY MARKET PORTFOLIOS
(a) Each class of Shares of the Trust shall compensate Janus Services LLC (“Janus Services”) reasonable out-of-pocket expenses incurred in connection with any services performed directly by Janus Services as transfer agent. For Class A Shares, Class I Shares, and Class C Shares, administrative fees charged by broker/dealers, insurance companies, banks, trust companies, investment advisers, third party administrators and other financial intermediaries (collectively, “Intermediaries”), including those fees in connection with processing transactions through the National Securities Clearing Corporation (“NSCC”), similar processing channel, or manually traded may be included in such out-of-pocket expenses.
(b) Class D Shares. For transfer agency services provided directly by Janus Services, Class D Shares shall compensate Janus Services an annual fee, calculated and payable for each day that this Agreement is in effect, of 1/365 (or 1/366 in a leap year) of 0.12% of the daily closing net asset value of Class D Shares.
(c) Class L Shares: For transfer agency services provided directly by Janus Services, Class L Shares of the Trust shall compensate Janus Services a fee, calculated and payable for each day that this Agreement is in effect, of 1/365 (or 1/366 in a leap year) of 0.12% of the daily closing net asset value of Class L Shares of each portfolio on assets sold directly to shareholders. To compensate Janus Services for its costs in engaging Intermediaries, Class L Shares shall compensate Janus Services in the amount of 1/365 (or 1/366 in an leap year) of 0.25% of the daily closing net asset value of Class L Shares of each portfolio on assets sold through Intermediaries.
(d) Class R Shares and Class S Shares: Janus Services may receive from each of the Class R Shares and Class S Shares of the Trust a fee of 1/365 (or 1/366 in a leap year) of 0.25% of the average daily net assets of each of the Class R Shares and Class S Shares of the Trust to compensate Janus Services for providing, or arranging for the provision of recordkeeping, subaccounting and administrative services to retirement or pension plan participants or other underlying investors investing in Class R Shares or Class S Shares, respectively, through intermediary channels, including those fees in connection with processing transactions through the NSCC, similar processing channel, or manually traded.
(e) Class T Shares: Class T Shares of the Trust shall compensate Janus Services in the amount of 1/365 (or 1/366 in a leap year) of 0.25% of the daily closing net asset value of Class T Shares to compensate Janus Services for providing, or arranging for the provision of recordkeeping, subaccounting and administrative services to underlying investors in Class T Shares through intermediary channels, including those fees charged in connection with processing transactions through the NSCC, similar processing channel, or manually traded.

All fees in (b) through (e) above shall be subject to a reduction as set forth in Section 5.c. of this Agreement. If an account is open on any day of a month, the per account fee (if applicable) shall be compensateable for that month.
II. MONEY MARKET PORTFOLIOS
Notwithstanding the above, however, Janus Services agrees that it shall not look to the Funds or the Trust for compensation for its services provided under this Agreement to Janus Money Market Fund or Janus Government Money Market Fund (together, the “Money Funds”). Janus Services shall be compensated for its services to the Money Funds entirely by Janus Capital Management LLC (“Janus Capital”), the administrator to the Money Funds, pursuant to an Administration Agreement between Janus Capital and each of the Money Funds.